Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Coventry Health Care, Inc. for the registration of Senior Notes due 2017 and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements of Coventry Health Care, Inc., Coventry Health Care, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Coventry Health Care, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 12, 2007